Exhibit 12.1
KINDER MORGAN, INC. AND SUBSIDIARIES
EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratio amounts)

	Six Months Ended June 30,
	2014	2013
Earnings:
Pre-tax income from continuing operations before adjustment for net income attributable to the noncontrolling interests and earnings from equity investments (including amortization of excess cost of equity investments) per statements of income	$1,298	$1,767
Add:
Fixed charges	955	881
Amortization of capitalized interest	3	3
Distributions from equity investment earnings	184	199
Less:
Interest capitalized from continuing operations	(38)	(22)
Noncontrolling interest in pre-tax income of subsidiaries with no fixed charges	123	239
Income as adjusted	$2,525	$3,067

Fixed charges:
Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$933	$860
Add:
Portion of rents representative of the interest factor	22	21
Fixed charges	$955	$881

Ratio of earnings to fixed charges	2.64	3.48